June 4, 2014

VIA EDGAR Transmission

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	Radius Health, Inc. — Registration Statement on
Form S-1 (File No. 333-194150)

Dear Mr. Reynolds:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the underwriters (the “Representatives”) hereby request that the effectiveness of the above-captioned registration statement filed under the Act (as amended, the “Registration Statement”), be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern time, on June 5, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 505 copies of the preliminary prospectus issued June 2, 2014 through the date hereof, as follows: 0 to prospective underwriters; 0 to prospective dealers; 470 to institutional investors; and 35 to others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page to Follow]

Very truly yours,

As representatives of the Underwriters

Jefferies LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

Cowen and Company, LLC

By:	/s/ Chris Swindle
Name: Chris Swindle
Title: Managing Director